UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amendment No.: *

Washington Federal, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

938824109
(CUSIP Number)

12/31/2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 938824109	13G
1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Janus Capital Management LLC EIN #75-3019302
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5.	SOLE VOTING POWER
SHARES		-0-
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY		9,307,420**
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON	8.	SHARED DISPOSITIVE POWER
WITH		9,307,420**
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,307,420**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ N/A
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%**
12.	TYPE OF REPORTING PERSON IA, HC

**	See Item 4 of this filing

CUSIP No. 938824109	13G
1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Perkins Mid Cap Value Fund 84-1458637
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF	5.	SOLE VOTING POWER
SHARES		-0-
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY		5,800,000**
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON	8.	SHARED DISPOSITIVE POWER
WITH		5,800,000**
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,800,000**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ N/A
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%**
12.	TYPE OF REPORTING PERSON IV

**	See Item 4 of this filing

Item 1.

(a).	Name of Issuer: Washington Federal, Inc. ("Washington Federal")

(b).	Address of Issuer's Principal Executive Offices:

425 Pike St Seattle, WA 98101

Item 2.

(a).-	(c).	Name, Principal Business Address, and Citizenship of Persons Filing:

(1)	Janus Capital Management LLC ("Janus Capital") 151 Detroit Street Denver, Colorado 80206 Citizenship: Delaware

(2)	Perkins Mid Cap Value Fund 151 Detroit Street Denver, Colorado 80206 Citizenship: Massachusetts

(d).	Title of Class of Securities: Common Stock

(e).	CUSIP Number: 938824109

Item 3.

This statement is filed pursuant to Rule 13d-1 (b) or 13d-2(b) and the person filing, Janus Capital, is an investment adviser in accordance with Section 240.13d-1(b)(ii)(E) as well as a parent holding company/control person in accordance with Section 240.13d-1(b)(ii)(G). See Item 4 for additional information.

Perkins Mid Cap Value Fund is an Investment Company registered under Section 8 of the Investment Company Act of 1940.

Item 4. Ownership

The information in items 1 and 5 through 11 on the cover page(s) on Schedule 13G is hereby incorporated by reference.

Janus Capital has a direct 94.5% ownership stake in INTECH Investment Management ("INTECH") and a direct 77.8% ownership stake in Perkins Investment Management LLC ("Perkins"). Due to the above ownership structure, holdings for Janus Capital, Perkins and INTECH are aggregated for purposes of this filing. Janus Capital, Perkins and INTECH are registered investment advisers, each furnishing investment advice to various investment companies registered under Section 8 of the Investment Company Act of 1940 and to individual and institutional clients (collectively referred to herein as "Managed Portfolios").

As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Perkins may be deemed to be the beneficial owner of 9,294,920 shares or 8.3% of the shares outstanding of Washington Federal Common Stock held by such Managed Portfolios. However, Perkins does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, INTECH may be deemed to be the beneficial owner of 12,500 shares or 0.0% of the shares outstanding of Washington Federal Common Stock held by such Managed Portfolios. However, INTECH does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

Perkins Mid Cap Value Fund is an investment company registered under the Investment Company Act of 1940 and is one of the Managed Portfolios to which Janus Capital provides investment advice.

 Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

The Managed Portfolios, set forth in Item 4 above, have the right to receive all dividends from, and the proceeds from the sale of, the securities held in their respective accounts.

The interest of one person, Perkins Mid Cap Value Fund, an investment company registered under the Investment Company Act of 1940, in Washington Federal Common Stock amounted to 5,800,000 shares or 5.2% of the total outstanding Common Stock.

These shares were acquired in the ordinary course of business, and not with the purpose of changing or influencing control of the Issuer.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Perkins is a direct subsidiary of Janus Capital (Janus Capital has a direct 77.8% ownership stake) and is a registered investment adviser furnishing investment advice to various investment companies registered under Section 8 of the Investment Company Act of 1940 and to individual and institutional clients.

INTECH is a direct subsidiary of Janus Capital (Janus Capital has a direct 94.5% ownership stake) and is a registered investment adviser furnishing investment advice to various investment companies registered under Section 8 of the Investment Company Act of 1940 and to individual and institutional clients.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JANUS CAPITAL MANAGEMENT LLC

By /s/ David R. Kowalski	2/14/2011
David R. Kowalski, Senior Vice President and CCO	Date

PERKINS MID CAP VALUE FUND

By /s/ David R. Kowalski	2/14/2011
David R. Kowalski, Senior Vice President & CCO	Date

PERKINS INVESTMENT MANAGEMENT LLC

By /s/ David R. Kowalski	2/14/2011
David R. Kowalski, Under Power of Attorney dated 01/28/09 On file with Schedule 13G for Intuitive Surgical, Inc. 2/17/09	Date

INTECH INVESTMENT MANAGEMENT LLC

By /s/ David R. Kowalski	2/14/2011
David R. Kowalski, Vice President	Date

EXHIBIT A
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Washington Federal, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement as of the 14th day of February, 2011.

JANUS CAPITAL MANAGEMENT LLC

By /s/ David R. Kowalski
David R. Kowalski, Senior Vice President and CCO

PERKINS MID CAP VALUE FUND

By /s/ David R. Kowalski
David R. Kowalski, Senior Vice President & CCO